VIA EDGAR

February 17, 2015

United State Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jeffrey P. Riedler

  Austin Stephenson

Re:	Inotek Pharmaceuticals Corporation (the “Company”)
Registration Statement on Form S-1 File No. 333-199859

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) and proposed offering of the Company’s convertible senior notes due 2020 (the “Convertible Notes”), we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. (ET) on February 17, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 1,415 copies of the Company’s preliminary prospectus relating to the Common Stock, dated January 21, 2015, and approximately 1,090 copies of the Company’s preliminary prospectus relating to the Convertible Notes, dated January 21, 2015, through the date hereof to underwriters, dealers, institutions and others.

The undersigned, as representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

COWEN AND COMPANY, LLC PIPER JAFFRAY & CO. NOMURA SECURITIES INTERNATIONAL, INC.
Acting on their own behalf and as representatives of several underwriters

BY: COWEN AND COMPANY, LLC

By:	/s/ Grant Miller
Name: Grant Miller Title: Managing Director

BY: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina Title: Managing Director

By: NOMURA SECURITIES INTERNATIONAL, INC.

By:	/s/ Arun Master
Name: Arun Master Title: Managing Director